SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR MAY 20, 2003

STET Hellas Telecommunications S.A.

(Exact name of Registrant as specified in its Charter)

STET Hellas Telecommunications S.A.

(Translation of Registrant’s name into English)

66 Kifissias Ave.

Marousi
Athens 151 25
Greece
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [x]   Form 40-F   [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes   [   ]   No   [x]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit Index
SIGNATURE

Exhibit Index

Exhibit No.	Description

99.1	Press Release Dated 19 May 2003 Announcing Launch of New Pre-Paid Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

20 May 2003

STET Hellas
Telecommunications S.A.

By:	/s/ Nikolaos Varsakis

	Name:	Nikolaos Varsakis
	Title:	Chief Executive Officer and Managing Director

EXHIBIT 99.1

Press Release Dated 19 May 2003 Announcing Launch of New Pre-Paid Offering

STET Hellas Telecommunications SA

NEWS FOR INVESTORS

STET HELLAS LAUNCHES NEW PRE-PAID OFFERING “TELESTET for all”

ATHENS, May 19, 2003 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced the launch of its new prepaid offering, “TELESTET for all”, building on the success of prepaid mobile telephony that STET Hellas introduced to the Greek market six years ago.

“TELESTET for all” combines competitive flat rates irrespective of call termination, automatic activation from the first call, and access to all of STET Hellas’ technologically-advanced value-added services. This new product will be available through our direct distribution channel of TELESTET Centers as well as through our dealer’s network, which exceeded 1,300 points of sale at the end of the first quarter of 2003. “TELESTET for all” will be offered for € 15.00 with airtime renewal facilitated by the TELESTET mobile re-charge service, which enables all TELESTET prepaid customers to exchange airtime on the spot simply by sending an SMS, in addition to traditional recharge methods.

“TELESTET for all is yet another example of our commitment to fuse simplicity with advanced technology as the premise of our prepaid offering,” commented Mr. Dimitris Papagiannopoulos, STET Hellas’ Chief Commercial Officer. “Building on the widespread reception of prepaid mobile telephony, first offered by TELESTET in Greece, as well as the success of our FREE2GO product, we enrich our products and services with another in-demand offering to further root our presence in the Greek mobile market.”

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Investor Relations:
Rania Bilalaki
Tel: +30 210 615 8585

ir@telestet.gr
www.telestet.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.5 million customers in Greece, the company’s Telestet brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.